                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    ---------

                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
        For the years ended December 31, 2000 and December 31, 1999


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
        For the transition period from________to________

                      Commission file number _______________

        A. Full title of the plan and the address of the plan, if different from that of the issuer named below: TELEDYNE 401(K) PLAN (NOW KNOWN AS THE 401(K)
PLAN)


        B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  TELEDYNE TECHNOLOGIES INCORPORATED
                             ---------------------------------------------------
                             2049 Century Park East, Suite 1500
                             ---------------------------------------------------
                             Los Angeles, California 90067-3101
                             ---------------------------------------------------

Explanatory Note:

Effective November 29, 1999, Teledyne Technologies Incorporated was spun-off from Allegheny Teledyne Incorporated (now known as Allegheny Technologies Incorporated) into a free-standing public company. In connection with the spin-off, the Teledyne 401(k) Plan was amended, effective November 29, 1999, to operate as a "Multiple Employer Plan," comprised of the Allegheny Technologies Incorporated Plan, the Teledyne Technologies Incorporated Plan and the Water Pik Technologies, Inc. Plan. Effective April 1, 2000, Teledyne Technologies and Water Pik Technologies each established its own 401(k) plan, and the Teledyne 401(k) Plan was amended on that date to operate as a "Single Employer Plan". Approximately, $126 million in assets attributable to the employees of Teledyne Technologies were transferred to the Teledyne Technologies Incorporated 401(k) Plan, for which a separate Form 11-K is being filed by Teledyne Technologies to cover the period from April 1, 2000 (inception date) to December 31, 2000.

THE 401(K) PLAN
(formerly the Teledyne 401(k) Plan)

Audited Financial Statements

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                          Audited Financial Statements

                     Years ended December 31, 2000 and 1999




                                    CONTENTS

Report of Independent Auditors .............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits ............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements ..............................................4


Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year).............13

                         Report of Independent Auditors

Teledyne Technologies Incorporated

We have audited the accompanying statements of net assets available for benefits of The 401(k) Plan (formerly the Teledyne 401(k) Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ Ernst & Young LLP

June 1, 2001

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                 Statements of Net Assets Available for Benefits

                                 (000s Omitted)


                                                                             DECEMBER 31
                                                                       2000              1999
                                                                 ------------------------------------

Investments at fair value:
   Interest in Allegheny Ludlum Corporation Master Trusts              $ 62,961          $     --
   Interest in common collective investment funds                        31,017            23,023
   Interest in registered investment companies                           25,290            30,408
   Corporate common stock                                                 7,012                --
   Participant notes receivable                                           4,437             7,794
   Interest in common custom funds                                           --           221,532
                                                                 ------------------------------------
Total investments                                                       130,717           282,757

Contributions receivable                                                     --             1,215
Cash overdraft                                                              (33)               --
Other receivables                                                            33                --
Other liabilities                                                           (41)             (229)
                                                                 ------------------------------------
Net assets available for benefits                                      $130,676          $283,743
                                                                 ====================================


See accompanying notes.

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

           Statements of Changes in Net Assets Available for Benefits

                                 (000s Omitted)


                                                                                    YEAR ENDED DECEMBER 31
                                                                                   2000                1999
                                                                                -------------------------------

Additions:
  Contributions:
    Employer                                                                    $   4,398            $  7,123
    Employee                                                                       14,559              30,317
  Interest and dividend income                                                      1,291               2,882
  Net (depreciation) appreciation in fair value of investments                     (8,356)             26,193
                                                                                -----------------------------
Total additions                                                                    11,892              66,515

Deductions:
  Transfers out of (in to) Plan                                                   138,785              (6,298)
  Distributions to participants                                                    26,120              33,887
  Other, net                                                                           54                (461)
                                                                                -----------------------------
Total deductions                                                                  164,959              27,128
                                                                                -----------------------------

Net (deductions) additions                                                       (153,067)             39,387
Net assets available for benefits at beginning of year                            283,743             244,356
                                                                                -----------------------------
Net assets available for benefits at end of year                                $ 130,676            $283,743
                                                                                =============================


See accompanying notes.

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                          Notes to Financial Statements

                                December 31, 2000


1. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements of The 401(k) Plan ("the Plan") have been prepared on an accrual basis. Effective April 1, 2000, the Plan changed its name to The 401(k) Plan.

VALUATION OF INVESTMENTS

The common collective funds are stated at their unit values established for each fund at each valuation date, which fluctuate with the value of the assets in the fund. Effective October 1, 2000, units of the Allegheny Technologies Incorporated ("Allegheny Technologies"), Teledyne Technologies Incorporated ("Teledyne Technologies") and Water Pik Technologies, Inc. ("Water Pik Technologies") stock funds were deunitized, enabling the funds to hold actual common shares of the respective companies. All other funds of the Plan are stated at their net asset value, based on the quoted market prices of the securities held in such funds on applicable exchanges.

ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                Reclassifications

Certain financial information for the year ended December 31, 1999 has been reclassified to conform with the financial statement presentation for the year ended December 31, 2000. These reclassifications did not impact total net assets available for benefits.

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan available to employees of eligible Allegheny Technologies subsidiaries and divisions ("companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Allegheny Ludlum Corporation is a wholly-owned subsidiary of Allegheny Technologies Incorporated.

Participants can defer between 1% and 15%, subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Qualifying employee contributions are partially matched by Allegheny Technologies up to a maximum of $1,000 annually for each participant.

Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than three loans outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan and payment frequency to the employer. Loans may be prepaid in full or in part at any time. The participant may choose the loan repayment period which should not exceed five years, except primary residence loans, which can be repaid over periods up to 180 months. Payments are generally made by payroll deductions.

In the event that the Plan is partially or completely terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants become fully vested and nonforfeitable.

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Effective November 29, 1999, Allegheny Teledyne Incorporated's name was changed to Allegheny Technologies Incorporated. Also, the Aerospace and Electronics and Consumer segments of Allegheny Teledyne were spun off into two new freestanding public companies--Teledyne Technologies Incorporated and Water Pik Technologies, Inc. As a result of this spin-off, changes were made to the Allegheny Teledyne Incorporated Stock Fund within The 401(k) Plan. The name of the stock fund was changed from the Allegheny Teledyne Incorporated Stock Fund to the Allegheny Technologies Incorporated Stock Fund. In addition, stockholders of the Allegheny Technologies Incorporated Stock Fund became stockholders of Teledyne Technologies and Water Pik Technologies. The Plan includes two new common stock funds--the Teledyne Technologies Incorporated Stock Fund and the Water Pik Technologies, Inc. Stock Fund. Participants in The 401(k) Plan may continue to hold interests in the Teledyne Technologies and Water Pik Technologies stock funds until December 31, 2002, at which time these two stock funds will be terminated and the assets transferred to one of the other plan investment options. Additionally, no new purchases of Teledyne Technologies and Water Pik Technologies are permitted as of April 1, 2001.

The Plan was amended effective November 29, 1999 to operate as a "Multiple Employer Plan," comprised of the Allegheny Technologies Incorporated Plan, the Teledyne Technologies Incorporated Plan and the Water Pik Technologies, Inc. Plan.

Effective April 1, 2000, Teledyne Technologies and Water Pik Technologies each established their own 401(k) plans. The Plan was amended on that date to operate as a "Single Employer Plan". Approximately $138.8 million in assets attributable to the employees of Teledyne Technologies and Water Pik Technologies were transferred to each respective 401(k) plan.

The two new companies are responsible for their own recordkeeping and plan administration. Different investment opportunities for the three company stock funds are available to plan participants based upon which company employed the participant after the spin-off.

On January 1, 1999, the salaried employees of Oregon Metallurgical Corporation became eligible to participate in the Plan. As a result of the plan merger, during 1999, approximately $6.3 million in net assets were transferred to the Plan.

Effective October 1, 2000, the Plan changed its trustee from Merrill Lynch Retirement Services to Dreyfus Retirement Services.

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the Summary Plan Description. Copies of this Summary Plan Description are available from the Allegheny Technologies Personnel and Compensation Committee.

3. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets (000s omitted).

                                                              DECEMBER 31
                                                           2000          1999
                                                         ----------------------

Dreyfus LifeStyle Growth & Income Fund                    $20,858      $     --
Dreyfus LifeStyle Growth Fund                               8,458            --
Allegheny Technologies Disciplined Stock Fund              51,301            --
Fixed Income Master Trust                                  11,498            --
Prudential Jennison Growth Fund, Class A shares            11,429            --
Income Accumulation Fund                                       --        23,023
Pioneer Growth Fund                                            --        30,408
S&P 500 Stock Fund                                             --       130,527
LifePath 2020 Fund                                             --        33,305

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

As of December 31, 2000, the Plan is a participant in the Fixed Income Master Trust, the Alliance Equity Master Trust and the Allegheny Technologies Disciplined Stock Fund Master Trust. The Plan's participating interests in these master trusts as of December 31, 2000 were as follows:

       Allegheny Technologies Disciplined Stock Fund Master Trust        56.23%
       Fixed Income Master Trust                                          7.96
       Alliance Equity Master Trust                                       0.32

The composition of the net assets of the Fixed Income Master Trust at December 31, 2000 was as follows:

       Registered investment companies:
          Merrill Lynch Income Accumulation Fund              $ 6,258,870
                                                           -----------------
                                                                6,258,870
       Guaranteed investment contracts:
          Business Mens Assurance Company of America            2,498,807
          Canada Life                                           4,136,118
          Combined Life Insurance Company                       4,668,459
          GE Life and Annuity                                   5,163,549
          Hartford Life Insurance Company                       5,641,680
          John Hancock Life Insurance Company                  11,001,797
          Monumental Life Insurance Company                     1,867,053
          New York Life Insurance Company                       3,136,760
          Ohio National Life                                    4,576,017
          Pacific Mutual Life Insurance Company                 6,200,078
          Peoples Security Life Insurance Company               6,096,623
          Protective Life Insurance Company                     2,012,650
          Pruco Pace Credit Enhanced                            7,691,842
          Safeco Life Insurance                                 2,998,449
          Security Life of Denver                               5,131,606
          Southland Life Insurance Company                              -
          Sun America, Inc.                                     2,998,064
          Transamerica Occidental                                       -
          United of Omaha                                       5,137,380
                                                           -----------------
                                                               80,956,932

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

       Synthetic guaranteed investment contracts:
          Caisse des Depots et Consignations                       8,950,177
          Peoples Security Life Insurance Company                  3,040,578
          Transamerica Occidental                                 14,066,106
          Union Bank of Switzerland                                5,967,640
          Westdeutsche Landesbank Girozentrale                    15,715,408
                                                              -----------------
                                                                  47,739,909

       Temporary short-term investments                            8,087,097
       Receivables                                                 1,191,139
       Other                                                         231,457
                                                              -----------------
       Total net assets                                         $144,465,404
                                                              =================

The composition of net assets of the Alliance Equity Master Trust at December 31, 2000 was as follows:

       Investment in registered investment companies:

          Alliance Equity Fund S.A. #4 (6,616.411 shares)        $51,215,520
          Cash overdraft                                             (19,387)
          Operating payables                                         (31,413)
                                                                -------------
       Total net assets                                          $51,164,720
                                                                =============

The composition of net assets of the Allegheny Technologies Disciplined Stock Fund Master Trust at December 31, 2000 was as follows:

       Corporate common stock                                    $89,911,418
       Short-Term Investment Fund                                  1,415,662
       Receivables                                                    62,651
       Operating payables                                           (147,875)
                                                               --------------
       Total net assets                                          $91,241,856
                                                               ==============

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

The composition of the changes in net assets of the various master trusts was as follows:

                                                              FIXED INCOME         ALLIANCE EQUITY         ATI COMMON STOCK
                                                              MASTER TRUST           MASTER TRUST            MASTER TRUST
                                                             -------------------------------------------------------------
                                                                             YEAR ENDED DECEMBER 31, 2000
                                                             -------------------------------------------------------------

Investment income (loss):
   Interest income                                            $  7,954,724             $        --            $         --
   Realized (loss) on sale of investments                               --                      --              (3,135,099)
   Unrealized depreciation in fair value of
     investments                                                        --                      --                 (70,493)
   Dividends                                                            --                      --                 525,069
   Net gain (loss), registered investment companies                108,612              (9,783,261)                     --
   Net gain, common collective trusts                              404,170                      --                  17,831
Other income                                                           468                      --                    (708)
Administrative expenses                                           (185,368)               (218,831)                 (8,451)
Transfers                                                        1,647,278               2,172,578             (17,568,539)
                                                             -------------------------------------------------------------
Net increase (decrease)                                          9,929,884              (7,829,514)            (20,240,390)
Total net assets at beginning of year                          134,535,520              58,994,234              20,240,390
                                                             -------------------------------------------------------------
Total net assets at end of year                               $144,465,404             $51,164,720            $         --
                                                             =============================================================

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

                                                           ALLEGHENY             TELEDYNE              WATER PIK
                                                         TECHNOLOGIES          TECHNOLOGIES        TECHNOLOGIES, INC.
                                                      DISCIPLINED STOCK     INCORPORATED COMMON       COMMON STOCK
                                                      FUND MASTER TRUST     STOCK MASTER TRUST        MASTER TRUST
                                                   ------------------------------------------------------------------
                                                                    YEAR ENDED DECEMBER 31, 2000
                                                   ------------------------------------------------------------------

Investment income (loss):
   Realized (loss) gain on sale of investments          $ (3,170,594)           $ 3,932,735              $ (31,941)
   Unrealized depreciation in fair value of
     investments                                          (5,302,024)                (2,024)                (1,265)
   Dividends                                                 525,391                     --                     --
   Net gain, common collective trusts                        138,084                  2,171                    409
Other loss                                                        --                 (1,379)                  (233)
Administrative expenses                                     (414,238)                   133                     41
Transfers                                                 54,049,508             (6,320,601)              (815,045)
                                                        ----------------------------------------------------------
Net increase (decrease)                                   45,826,127             (2,388,965)              (848,034)
Total net assets at beginning of year                     45,415,729              2,388,965                848,034
                                                        ----------------------------------------------------------
Total net assets at end of year                         $ 91,241,856            $        --              $      --
                                                        ==========================================================


The investment contracts underlying the Fixed Income Master Trust have fully benefit-responsive features. The average yield for 2000 for the Fixed Income Master Trust was 6.56%. Credited interest rates on the contracts ranged from 5.13% to 8.05% for 2000, and are determined at contract inception.

Interest, realized and unrealized gains and losses, and management fees from the master trusts are included in the net gain (loss) from interest in Allegheny Ludlum Corporation Master Trusts on the statements of changes in net assets available for benefits.

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                    Notes to Financial Statements (continued)


4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated December 2, 1997, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

5. PARTIES-IN-INTEREST

Certain plan investments are shares of mutual funds managed by Dreyfus Retirement Services. Dreyfus Retirement Services is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Trustee and investment fees paid during 2000 were based upon customary and reasonable rates for such services. Trustee and investment fees paid during 1999 to Merrill Lynch were also based upon customary and reasonable rates for such services.

In conjunction with the spin-offs of the Aerospace and Electronics and Consumer segments of Allegheny Teledyne into two new freestanding companies on November 29, 1999 (see Note 2), the Plan as a holder of shares of common stock prior to the spin-off received shares of the two new freestanding companies. Additionally, a reverse stock split occurred on the spin-off date (see Note 2).

                                 The 401(k) Plan
                       (formerly the Teledyne 401(k) Plan)

                             EIN 95-2282626 Plan 098

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                                December 31, 2000
                                 (000s Omitted)
                        Except for unit/share information

                           INVESTMENT DESCRIPTION                                UNITS/SHARES           CURRENT VALUE
------------------------------------------------------------------------------------------------------------------------

Interest in common collective investment funds:
   Dreyfus LifeStyle Growth & Income Fund*                                       1,213,691.465                $20,858
   Dreyfus LifeStyle Growth Fund*                                                  429,296.653                  8,458
   Dreyfus LifeStyle Income Fund*                                                  113,691.730                  1,657
   Short-term investment*                                                           43,750.350                     44
                                                                                                          --------------
                                                                                                              $31,017
                                                                                                          ==============

Interest in registered investment companies:
   Dreyfus Bond Market Index Fund*                                                 480,539.130                $ 4,743
   Dreyfus Emerging Leaders Fund*                                                   10,434.120                    413
   Dreyfus Growth & Value International Fund*                                      229,411.310                  3,703
   MAS Mid Cap Growth Fund, Institutional Shares                                   201,214.967                  4,988
   Dreyfus 100% U.S. Treasury Money Market Fund                                     14,025.480                     14
   Prudential Jennison Growth Fund, Class A Shares                                 636,342.285                 11,429
                                                                                                          --------------
                                                                                                              $25,290
                                                                                                          ==============

Interest in Allegheny Ludlum Corporation Master Trusts:
   Allegheny Technologies Disciplined Stock Fund                                 1,204,835.268                $51,301
   Alliance Capital Growth Stock Fund                                               10,971.730                    162
   Allegheny Ludlum Corporation GIC master trust                                   862,918.877                 11,498
                                                                                                          --------------
                                                                                                              $62,961
                                                                                                          ==============

Interest in corporate common stocks:
   Allegheny Technologies Incorporated common stock*                               334,360.000                $ 5,308
   Teledyne Technologies Incorporated common stock *                                65,198.000                  1,540
   Water Pik Technologies, Inc. common stock*                                       23,339.000                    164
                                                                                                          --------------
                                                                                                              $ 7,012
                                                                                                          ==============

Participant loans*                                                                                            $ 4,437
                                                                                                          ==============

* Party-in-interest

                                The 401(k) Plan
                        (Formerly Teledyne 401(k) Plan)



ITEM 4         Financial Statements and Exhibits

               (a)    Financial Statements

                      Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Contents, in lieu of the requirements of Items 1 to 3 above.

               (b)    Exhibits:

                      23     Consent of Independent Auditors

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 29, 2001


                                            TELEDYNE 401(K) PLAN


                                                 By: /s/ ROBYN E. CHOI
                                                 -------------------------------
                                                 Robyn E. Choi, Vice President
                                                 Administration, for and on
                                                 behalf of Teledyne Technologies
                                                 Incorporated, an employer under
                                                 the Plan from November 29, 1999
                                                 to April 1, 2000.